January 18, 2019

Confidential Submission via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	CrossFirst Bankshares, Inc. Confidential Submission of Draft Registration Statement on Form S-1

Dear Sir/Madam,

On behalf of CrossFirst Bankshares, Inc., a Kansas corporation (the “Company”), we are hereby submitting a draft registration statement on Form S-1 (the “Draft Registration Statement”) to the Securities and Exchange Commission (the “SEC”) for confidential review by the staff of the SEC (the “Staff”) pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Draft Registration Statement relates to a proposed initial public offering of shares of the Company’s common stock, par value $0.01 per share. The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has included in this submission its audited consolidated financial statements as of and for the year ended December 31, 2017. As an emerging growth company, the Company has omitted its financial information for the years before 2017. The Company respectfully advises the Staff that:

(1) the Company has omitted the financial statements as of and for the nine months ended September 30, 2017 and 2018, because the Company expects to file its audited financial statements as of and for the year ended December 31, 2018 in its next confidential submission of the Draft Registration Statement, and in any event, in the first public filing of its registration statement on Form S-1;

(2) the Company has included blanks in the Draft Registration Statement with respect to its financial statements as of and for the year ended December 31, 2018 and for certain related financial information throughout the Draft Registration Statement, to be included in a subsequent submission or filing;

(3) the Company has included certain pie charts and other charts and graphics that provide information as of or for the year ended December 31, 2017, which will be updated to December 31, 2018 in a subsequent submission or filing that includes the financial statements as of and for the year ended December 31, 2018; and

(4) the Company has omitted certain executive compensation information for the year ended December 31, 2018 from the Draft Registration Statement pending final determination of such compensation in the ordinary course of business.

The Company will publicly file its Registration Statement on Form S-1 and non-public draft submissions at least 15 days prior to any road show. Prior to distributing a preliminary prospectus to investors, the Company will amend the Registration Statement to include all financial information required by Regulation S-X at the date of the amendment.

* * *

Confidential
January 18, 2019

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at 816.691.3351or via email at bob.monroe@stinson.com.

Sincerely,

Stinson Leonard Street LLP

/s/ C. Robert Monroe

C. Robert Monroe

CRM

cc:	David O’Toole, Chief Financial Officer, CrossFirst Bankshares, Inc.
Aisha Reynolds, General Counsel & Corporate Secretary, CrossFirst Bankshares, Inc.